UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Genius Brands International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

37229T301

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Iroquois Capital Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 491,667 shares of Common Stock issuable upon exercise of Warrants 16,666 shares of Common Stock issuable upon conversion of Convertible Notes (see Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 491,667 shares of Common Stock issuable upon exercise of Warrants 16,666 shares of Common Stock issuable upon conversion of Convertible Notes (see Item 4)
9.

Aggregate Amount Beneficially Owned by Each Reporting Person

491,667 shares of Common Stock issuable upon exercise of Warrants

16,666 shares of Common Stock issuable upon conversion of Convertible Notes

(see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 2.3% (see item 4)
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Richard Abbe
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 295,000 shares of Common Stock issuable upon exercise of Warrants 28,333 shares of Common Stock issuable upon conversion of Convertible Notes (see Item 4)
	6.	Shared Voting Power 491,667 shares of Common Stock issuable upon exercise of Warrants 16,666 shares of Common Stock issuable upon conversion of Convertible Notes (see Item 4)
	7.	Sole Dispositive Power 295,000 shares of Common Stock issuable upon exercise of Warrants 28,333 shares of Common Stock issuable upon conversion of Convertible Notes (see Item 4)
	8.	Shared Dispositive Power 491,667 shares of Common Stock issuable upon exercise of Warrants 16,666 shares of Common Stock issuable upon conversion of Convertible Notes (see Item 4)
9.

Aggregate Amount Beneficially Owned by Each Reporting Person

786,667 shares of Common Stock issuable upon exercise of Warrants

44,999 shares of Common Stock issuable upon conversion of Convertible Notes

(see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 3.6% (see item 4)
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Kimberly Page
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 491,667 shares of Common Stock issuable upon exercise of Warrants 16,666 shares of Common Stock issuable upon conversion of Convertible Notes (see Item 4)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 491,667 shares of Common Stock issuable upon exercise of Warrants 16,666 shares of Common Stock issuable upon conversion of Convertible Notes (see Item 4)
9.

Aggregate Amount Beneficially Owned by Each Reporting Person

491,667 shares of Common Stock issuable upon exercise of Warrants

16,666 shares of Common Stock issuable upon conversion of Convertible Notes

(see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 2.3% (see item 4)
12.	Type of Reporting Person (See Instructions) IN

This Amendment No. 6 (this “Amendment”) amends the statement on Schedule 13G filed on June 3, 2014 as amended on February 17, 2015, February 8, 2016, February 14, 2017, February 14, 2018 and February 14, 2019 (the “Original Schedule 13G”) with respect to the shares of common stock, par value $0.001 per share, (the “Common Stock”) of Genius Brands International, a Nevada corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 and Item 5 in their entirety as set forth below.

Item 4.	Ownership.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 21,877,724 shares outstanding as of December 23, 2019, as reported in Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 26, 2019, and the conversion of the Convertible Notes (the “Reported Convertible Notes”) and the exercise of the reported warrants (the “Reported Warrants”).

Pursuant to the terms of the Convertible Notes and the terms of the Reported Warrants, the Reporting Persons cannot convert the Reported Convertible Notes or exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such conversion or exercise, more than 9.99% of the outstanding shares of Common Stock with respect to the Reported Convertible Notes and more than 4.99% of the outstanding shares of Common Stock with respect to the Reported Warrants.

As of the date of the event which requires filing of this statement, (i) Iroquois Master Fund Ltd. (the “Fund”) held 16,666 shares of Common Stock underlying the Reported Convertible Notes, and Reported Warrants to purchase 491,667 shares of Common Stock, and (ii) Iroquois Capital Investment Group LLC (“ICIG”) held 28,333 shares of Common Stock underlying the Reported Convertible Notes and Reported Warrants to purchase 295,000 shares of Common Stock.  Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG as its managing member and shares authority and responsibility for the investments made on behalf of the Fund with Ms. Page, each of whom is a director of the Fund. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Convertible Notes and Reported Warrants held by, the Fund and ICIG.  Iroquois is the investment manager for the Fund and Mr. Abbe is the President of Iroquois.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Iroquois Funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock, except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

IROQUOIS CAPITAL MANAGEMENT L.L.C. By: /s/ Richard Abbe Richard Abbe, Authorized Signatory /s/ Richard Abbe Richard Abbe /s/ Kimberly Page Kimberly Page